RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW

August 29, 2016

Mail Stop 4561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director of the Office of Information Technologies
Daniel Porco

Re:	XReal, Inc.
Pre-Qualification Amendment Number Two Offering Statement on Form 1-A Filed May 11, 2016 File No. 024-10550

Dear Commission:

Enclosed for filing on behalf of XReal, Inc. (the "Company") is Pre-Qualification Amendment Number Two to the above referenced Offering Statement on Form 1-A, redlined to show changes from the previous filing. The following are our responses to the comments in your letter to Howard Marks, Chief Executive Officer of the Company, dated July 7, 2016.

Use of Proceeds, page 13

1.	We added disclosure in Use of Proceeds disclosing the estimated number of investors and the total hosting fees we assume that we pay to StartEngine for the purpose of estimating our use of the proceeds allocated for offering costs.

Business

Strategy, page 15

2.	In "Business- Strategy," we have expanded the discussion of the Development Agreement with Collision to explain with more specificity the amount and timing of payments required to be made to Collision. We never received a counter-signed copy of Amendment Number Two to the Development Agreement from Collision.

1453 THIRD STREET PROMENADE, SUITE 315, SANTA MONICA, CALIFORNIA 90401
TELEPHONE (310) 393-9992     FACSIMILE (310) 393-2004

United States

Securities and Exchange Commission

Division of Corporation Finance

August 29, 2016

Capitalization, page 35

3.	In accordance with your comment, we have removed from the capitalization table on page 35 all pro forma adjustments related to the sale of the shares in this offering, and revised the "as adjusted" column to reflect only the change in capitalization related to our conversion to a Delaware corporation in April 2016.

4.	We reclassify the accumulated deficit of the limited liability company to additional paid in capital on page 35 of the Offering Circular to address compliance with SAB Topic 4B.

5.	We have expanded the disclosure of biographical information on the executive officers and directors of the Company on page 37 of the Offering Circular to thoroughly cover the previous five years.

Very Truly Yours,

Mark J. Richardson

cc:        Howard Marks, Chief Executive Officer

1453 THIRD STREET PROMENADE, SUITE 315, SANTA MONICA, CALIFORNIA 90401
TELEPHONE (310) 393-9992     FACSIMILE (310) 393-2004